Filed by Green Growth Brands Inc. (formerly Xanthic Biopharma Inc.)

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aphria Inc. (SEC File No.: 001-38708)

Green Growth Brands Reaffirms Commitment to Takeover Aphria Inc.

•	Welcomes early expressions of interest from a growing number of frustrated Aphria shareholders who want a way out of a failed investment
•	Offer valued at C$11.00 per Aphria share represents significant and compelling premiums of 45.5% over Aphria’s closing price on the Toronto Stock Exchange (the “TSX”) on December 24, 2018 and 46.0% over Aphria’s volume weighted average price on the TSX for the last 10 trading days ended December 24, 2018
•	Aphria shareholders will maintain control of the pro forma entity, with ~60% ownership

COLUMBUS, OH, December 31, 2018 – Green Growth Brands Inc. (“Green Growth”) (CSE: GGB) reaffirms its commitment to launch an offer (the “Offer”) to purchase all of the issued and outstanding common shares of Aphria Inc. (“Aphria”) (TSX: APHA and NYSE: APHA) which it does not already own and welcomes early expressions of interest from Aphria shareholders who are frustrated with Aphria’s performance and absence of compelling future plans for the company.

“Since we announced our intention to launch the takeover of Aphria we have seen two things. First, Aphria shareholders are welcoming a 45%+ premium offer because they understand the significant value that can be unleashed by our combined teams, assets and geographies. Second, a real interest in the market to understand Green Growth and our valuation,” said Peter Horvath, CEO of Green Growth. “When investors consider our trailing revenue, recent license wins in Nevada, and a buildout in the new market of Massachusetts they agree that it is not a question of if Green Growth reaches C$7.00 per share, but when. We understand that there are some in the market who want to focus on destroying value at Aphria, but we are committed to creating it.”

Why Green Growth and Aphria are the Right Match

By acquiring Aphria, Green Growth represents a way for shareholders of Aphria to participate in the much larger U.S. market, with significantly greater long-term sales potential. The combination of the two companies will create an unparalleled North American player with operations on both sides of the border, combining Aphria’s Canadian supply and wholesale agreements with Green Growth’s vertically integrated operations including cultivation, manufacturing and retail. The combination also marries the talent of Aphria’s veterans in the greenhouse industry and pharmaceutical operations with Green Growth’s team of retail experts from well-known retailers including Designer Shoe Warehouse Inc. and L Brands Inc. (Victoria’s Secret). Together the combined company will be the largest U.S. operator by market capitalization and the only North American cannabis operator.

Green Growth’s Record of Success and Why a C$7.00 Valuation Makes Sense

Green Growth has a strong track record of success, doing in months what has taken other cannabis companies years to achieve. Green Growth has a current fully-diluted1 market capitalization of over C$1.1 billion.

Management believes that the additional value creation from recent announcements and near-term business initiatives expected to be executed shortly have not yet been reflected in its share price and has confidence in a minimum C$7.00 per share valuation for the following reasons:

1.	Green Growth has raised more than C$150 million in capital since inception and, in late 2018, went public by way of a reverse takeover. Today, Green Growth owns, operates and/or licenses two premier retail cannabis stores under the banner “The+Source”[2] as well as a cultivation and processing facility, all of which are located in Las Vegas, Nevada. The cultivation and processing facility comprises 12,000 sq. ft. and has a potential annual capacity of ~1,600 kg. Additionally, Green Growth, subject to regulatory approval, has an irrevocable purchase agreement to acquire a cultivation facility in Pahrump, Nevada. The Pahrump facility will be producing product in the near future.

1 Treasury method.

2 Includes Henderson, where Green Growth has an irrevocable option to acquire all of its membership interests.

2.	Green Growth was recently awarded seven additional licenses in Nevada for retail dispensaries, which, together with its current operations and the Pahrump facility, are expected to generate total revenue of ~C$275 million by 2020.

3.	Green Growth has a first-to-market cannabidiol (CBD) business.

4.	Green Growth recently announced the acquisition of Just Healthy LLC, which holds provisional certificates of registration for a registered medical marijuana dispensary in Northampton, Massachusetts, and a cultivation and processing site, also located in Northampton. The license allows for up to three total medical dispensaries. Just Healthy LLC is expected to generate an incremental ~C$130 million in revenue by 2020.

5.	Green Growth has an extensive pipeline of value-creating initiatives and strategic partnerships, including working with six different large developers who represent a vast network of malls in the U.S., to launch over 450 mall kiosks in prime locations. Moreover, to illustrate confidence in the value of the C$7.00 consideration under the Offer, Green Growth expects to complete a concurrent brokered financing of C$300 million at that same per share price, with Green Growth insiders committing to backstop the entire financing.

At a C$7.00 per share valuation, Green Growth would have a fully-diluted3 total enterprise value of ~C$1.6 billion. Based solely on Green Growth’s current Nevada operations, the Pahrump facility, and Just Healthy LLC, Green Growth would trade at an implied 12x TEV/2020E EBITDA, which is a discount of over 50% to current large cannabis peer multiples. Furthermore, factoring in the value creation from its near-term business initiatives expected to be executed shortly (including mall kiosks, e-commerce, and wholesale), Green Growth would trade materially below the 12x TEV/2020E EBITDA.

Aphria shareholders will continue to maintain control of the pro forma entity, with ~60% ownership. Green Growth shareholders will have a ~34% ownership interest, with subscribers to the C$300 million financing holding a ~6% ownership interest.

Green Growth is Not a Related Party to Aphria

To our knowledge, Aphria does not own any shares of Green Growth, nor do any of Aphria’s directors sit on Green Growth’s board. As those who participate in the small, yet growing, cannabis industry know, there are many overlapping informal relationships between participants. Any informal relationships that may exist are separate from Green Growth’s business decisions and Green Growth has no related party influence with Aphria, nor does Aphria have a related party influence over Green Growth.

For further clarity, Aphria’s CEO, Vic Neufeld, who is listed as one of many advisors to Green Acre Capital through its Green Acre Opportunity Corp. fund has no influence over Green Growth. Green Acre has invested in multiple cannabis entities and many are considered competitors to Aphria. There is nothing noteworthy about Green Acre investing in another up-and-coming cannabis entity, regardless of overlap in a small, emerging industry.

The clearest evidence for lack of influence in Green Growth’s acquisition of Aphria is the fact Aphria’s board has refused to engage and rejected Green Growth’s premium offer thus making a transaction much more difficult and expensive to achieve.

3 Treasury method.

Misinformation from Self-Interested Market Participants Does Not Change the Merits of the Premium Offer

Certain market participants have spread misinformation related to Green Growth with the objective of destroying value in Aphria. This misinformation was generated by comments from those with a stated short position in Aphria and whose trade will be impeded by Green Growth’s premium offer. Shareholders should be aware of the facts related to a number of incorrect statements made. Specifically:

•	Green Growth has confirmed the Schottenstein family does not own Aphria shares. The Schottensteins applied for a cultivation, processing and dispensary license with an affiliate of Aphria, Liberty Health Sciences, in the state of Ohio. The venture was awarded a processing and dispensary provisional license in Ohio. At such time that state law permits transfers, the JV will be dissolved. Subsequent to making the application in Ohio, Aphria divested its interest in Liberty Health Sciences.

•	Shawn Dym is not a director on Green Growth’s board.

Green Growth Will Launch its Offer for Aphria

Green Growth has been willing to work with Aphria’s board to find ways to enhance value for shareholders of both companies. Green Growth is confident in the certainty of a C$300 million financing at C$7.00 per share. Over 10% of Aphria’s shareholders have already indicated their support of the Offer. Aphria’s board has two options: Engage with Green Growth as a serious buyer to create real value or continue their endless analysis which will result in the destruction of shareholder value.

We look forward to continued direct engagement with Aphria’s shareholders as we work together to build the leading cannabis company in the world.

Questions? Need more help? Aphria shareholders should contact Kingsdale Advisors, the information agent and depositary for the Offer, at 1-866-851-3214 (North American Toll-Free Number) or +1-416-867-2272 (Outside North America) or via email at contactus@kingsdaleadvisors.com.

Intention to Make an Offer

Full details of the Offer are expected to be set out in the formal Offer and take-over bid circular which is expected to be mailed to Aphria shareholders, a copy of which is expected to be available at www.sedar.com under Aphria’s profile. Green Growth expects to formally commence the Offer and mail the Offer and take-over bid circular to Aphria shareholders in the coming weeks.

Readers are cautioned that Green Growth may determine not to make the Offer if (i) Aphria implements or attempts to implement defensive tactics in relation to the Offer, (ii) Green Growth uncovers or its contemplated funding sources uncover or otherwise identify information suggesting that the business, affairs, prospects or assets of Aphria have been impaired or uncovers or otherwise identifies other undisclosed material adverse information concerning Aphria or (iii) Aphria determines to engage with Green Growth to negotiate the terms of a combination transaction and Aphria and Green Growth determine to undertake that transaction utilizing a structure other than a take-over bid such as a plan of arrangement. Accordingly, there can be no assurance that the Offer will be made or that the final terms of the Offer will be as set out in this news release. In addition, the contemplated consummation of a concurrent brokered financing of C$300 million, at a price per share of C$7.00, and the contemplated backstop commitment in that regard, are subject to a variety of contingencies and conditions, including satisfactory completion of customary due diligence as to both Aphria and Green Growth, agreement on mutually agreeable definitive documentation, and other customary undertakings and conditions. No binding commitment of any kind has yet been made in this regard, and readers should not assume any such commitment will be made unless and until reflected in a binding instrument agreed by the contemplated funding sources, which cannot and should not be assumed or assured.

The Offer will be undertaken in accordance with National Instrument 62-104 – Take-Over Bids and Issuer Bids and will be subject to a number of customary conditions, including: (i) there being deposited under the Offer, and not withdrawn, at least 66 2/3% of the outstanding Aphria Shares (calculated on a fully diluted basis), excluding Aphria Shares held by Green Growth; (ii) receipt of all governmental, regulatory, stock exchange and third party approvals that Green Growth considers necessary or desirable in connection with the Offer; (iii) there being no legal prohibition against Green Growth making the Offer or taking up and paying for the Aphria Shares; (iv) Aphria not having adopted or implemented a shareholder rights plan, disposed of any assets, incurred any material debts, implemented any changes in its capital structure or otherwise implemented or attempted to implement a defensive tactic; (v) no material adverse change having occurred in the business, affairs, prospects or assets of Aphria; (v) Green Growth not becoming aware of Aphria having made any untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; (vi) approval by the shareholders of Green Growth in accordance with the policies of the Canadian Securities Exchange; and (vii) the statutory minimum condition that 50% of the Aphria Shares having been tendered to the Offer, excluding Aphria Shares held by or over which control is exercised by Green Growth (which cannot be waived). If the Offer proceeds, Green Growth expects to call during the first quarter of 2019 a meeting of its shareholders to consider a resolution to approve the issuance of the Green Growth Shares in connection with the Offer. Green Growth expects the Offer, when made, will remain open for an acceptance period of at least 105 days from the date of mailing its take-over bid circular. It is within the power of the Board of Directors of Aphria to significantly shorten this minimum bid period, allowing shareholders to receive the benefits of Green Growth’s offer in only 35 days. Shareholders of the Company are encouraged to contact Aphria and to urge management and the Board to allow Green Growth’s takeover bid to proceed in the minimum time frame allowed.

Advisors

Green Growth Brands has retained Canaccord Genuity as its financial advisor, Norton Rose Fulbright Canada LLP as its legal advisor, and Kingsdale Advisors as its strategic shareholder and communications advisor and depositary.

About Green Growth Brands
Green Growth brands expects to dominate the cannabis and CBD market with a portfolio of emotion-driven brands that people love. Led by renowned retailer Peter Horvath, the GGB team is full of retail renegades with decades of experience building successful brands. Join the movement at GreenGrowthBrands.com.

Media Contact:

Ian Robertson
Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: 416-867-2333
Cell: 647-621-2646
Email: irobertson@kingsdaleadvisors.com

Investor Contact:

Peter Horvath

CEO, Green Growth Brands Inc.

Email: PHorvath@greengrowthbrands.com

Cautionary Statement in Forward-Looking Information

This press release contains certain statements and information which constitute “forward-looking information” within the meaning of applicable securities laws. Wherever possible, forward-looking information can be identified by the expressions "seeks", "expects", "believes", "estimates", "will", "plans", "may", "believes", "anticipates," "target" and similar expressions (or the negative of such expressions). The forward-looking statements are not historical facts, but reflect the current expectations of Green Growth regarding future results or events and are based on information currently available to it. The forward-looking events and circumstances discussed in this release include, but are not limited to, (i) the Offer, the terms of the Offer and the anticipated timing of commencement of the Offer, (ii) the benefit of the Offer to both Green Growth and the Company, including the creation of wealth and value and the synergies that may be created by the Offer, (iii) the C$300 financing, its timing and terms, (iv) expectations regarding the ownership, management, operation and size of Green Growth following completion of the Offer, (v) the future strategy and plans of Green Growth, including following the Offering, and (vi) the cannabis industry and regulatory environment. Certain material factors and assumptions were applied in providing this forward-looking information. All material assumptions used in making forward-looking statements are based on Green Growth’s knowledge of its business and the business of Aphria, and, in some cases, information supplied by third parties, including the public disclosure made by the Company. Certain material factors or assumptions include, but are not limited to, (i) the current business conditions and expectations of future business conditions and trends affecting Green Growth and Aphria, including the US and Canadian economy, the cannabis industry in Canada, the US and elsewhere, and capital markets, and (ii) that there have been no material changes in the business, affairs, capital, prospects or assets of the Company, except as publicly disclosed by the Company before the date hereof. All forward-looking statements in this press release are qualified by these cautionary statements. Green Growth believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Green Growth can give no assurance that the actual results or developments will be realized by certain specified dates or at all. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to vary materially from current expectations. In addition to risks noted elsewhere in this news release, material risks include, but are not limited to, (i) the risk that the Offer will not be commenced or that the conditions to the Offer will not be met, or met on a timely basis, or that the transaction will not be consummated for any other reason, (ii) changes in general economic conditions in Canada, the United States and elsewhere, (iii) changes in operating conditions (including changes in the regulatory environment) affecting the cannabis industry, (iv) fluctuations in currency and interest rates, availability materials and personnel, and (v) Green Growth’s ability to successfully integrate the operations of Green Growth and Aphria following completion of the Offer, including ability to retain key Aphria personnel and renegotiate certain contracts to obtain economies of scale or other synergies. Readers, therefore, should not place undue reliance on any such forward-looking information. Further, forward-looking information speaks only as of the date on which such statement is made. Green Growth undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by securities laws. These forward-looking statements are made as of the date of this press release. Cautionary Statement Respecting the Proposed Offer

GREEN GROWTH HAS NOT YET COMMENCED THE OFFER NOTED ABOVE. UPON COMMENCEMENT OF THE OFFER, GREEN GROWTH WILL DELIVER THE TAKE-OVER BID CIRCULAR TO HOLDERS OF THE SHARES IN ACCORDANCE WITH APPLICABLE CANADIAN SECURITIES LAWS AND WILL FILE A TAKE-OVER BID CIRCULAR WITH THE SECURITIES COMMISSIONS IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA. THE TAKE-OVER BID CIRCULAR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ IN ITS ENTIRETY BY APHRIA’S SHAREHOLDERS. AFTER THE OFFER IS COMMENCED, APHRIA’S SHAREHOLDERS WILL BE ABLE TO OBTAIN, AT NO CHARGE, A COPY OF THE TAKE-OVER BID CIRCULAR AND VARIOUS ASSOCIATED DOCUMENTS UNDER APHRIA’S PROFILE ON THE SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) AT WWW.SEDAR.COM. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER TO BUY OR INVITATION TO SELL, OTHERWISE ACQUIRE, OR SUBSCRIBE FOR ANY SECURITY. THE OFFER WILL ONLY BE MADE PURSUANT TO A FORMAL OFFER AND TAKE-OVER BID CIRCULAR. THE OFFER WILL NOT BE MADE IN, NOR WILL DEPOSITS OF SECURITIES BE ACCEPTED FROM A PERSON IN, ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, GREEN GROWTH MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT DEEMS NECESSARY TO EXTEND THE OFFER IN ANY SUCH JURISDICTION.

Additional Information for U.S. Investors

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a potential transaction with Aphria proposed by Green Growth, which may become the subject of a registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). This material is not a substitute for any prospectus or other document Green Growth would file with the SEC regarding the proposed transaction if a negotiated transaction is agreed between Green Growth and Aphria or if the Offer is commenced or for any other document that Green Growth may file with the SEC and send to Aphria shareholders in connection with the proposed transaction. No tender or exchange offer for the common shares of Aphria has commenced at this time. In connection with the proposed transaction, Green Growth may file Offer documents with the SEC, including a registration statement. Any definitive Offer documents will be mailed to shareholders of Aphria. U.S. INVESTORS AND SECURITY HOLDERS OF APHRIA ARE URGED TO READ THESE AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Green Growth through the web site maintained by the SEC at http://www.sec.gov.